Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

IPC HOLDINGS AND MAX CAPITAL ANNOUNCE EARLY TERMINATION OF HSR WAITING PERIOD FOR PROPOSED AMALGAMATION

IPC And Max Reaffirm Commitment To Strategic Combination

Hamilton, Bermuda – April 15, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR) and Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) announced today that the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“DOJ”) have completed their review of the proposed amalgamation agreement of IPC and Max and have granted early termination of the Hart-Scott-Rodino (”HSR”) waiting period, effective April 14, 2009.

Termination of the HSR waiting period satisfies one of the conditions to complete the amalgamation agreement between IPC and Max. Completion of the amalgamation is also subject to approval of both IPC’s and Max’s shareholders, among other things. IPC currently expects to be able to complete the transaction with Max in June, with all regulatory approvals obtained.

Kenneth L. Hammond, Chairman of IPC said, “IPC remains committed to completing our transaction with Max, which we believe will create a more diversified and balanced platform for growth and shareholder value creation. The IPC board believes that increased diversification will have the potential to reduce volatility and capital risk inherent in a monoline property cat business while also improving asset, financial and operating leverage to deliver enhanced shareholder returns.”

“We are pleased that our proposed combination with IPC has been reviewed and granted early termination by the FTC and DOJ and we are now one step closer to achieving the many strategic benefits that this transaction will accomplish for our shareholders,” said W. Marston Becker, Chairman and Chief Executive Officer of Max.

The boards of both Max and IPC recommend that shareholders vote in favor of this transaction at each company’s upcoming shareholder meeting.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

About Max Capital Group Ltd.

Max Capital Group Ltd., through its operating subsidiaries, provides specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press-release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On April 13, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus. This filing is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY

STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 13, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

IPC Holdings, Ltd.

The Abernathy MacGregor Group, Inc.

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff,

+1-212-521-4837